Exhibit 99.8

PRESS RELEASE

Northern Endurance Partnership launches the first CCS project in the UK with the participation of TotalEnergies

Paris, December 10th, 2024 – Northern Endurance Partnership (NEP) announced today financial close, allowing to proceed with the execution of the first CCS project in the UK. NEP, in which TotalEnergies holds a 10% shareholding interest, will permanently store up to an initial 4 million tonnes of CO2 per year.

The NEP infrastructure will initially serve three carbon capture projects in the Teesside region (NZT Power, H2Teesside and Teesside Hydrogen CO2 Capture). Infrastructure includes an onshore CO2 gathering network, compression facilities and a 145 km offshore pipeline connected to subsea injection facilities in the Endurance saline aquifer located around 1,000m below the seabed.

Construction is expected to start from mid-2025 with first CO2 storage expected in 2028.

Arnaud Le Foll, Senior Vice President New Business – Carbon Neutrality, TotalEnergies, said: “We are very pleased to be a part of this significant moment in the development of the UK’s CCS industry. NEP is a frontrunner project and we look forward to transporting and permanently storing CO2 from one of the UK’s largest industrial regions. Our stake in NEP contributes to TotalEnergies’ objective to develop significant CO2 storage capacities in the North Sea, where we can leverage our expertise in operations and geosciences.”

Chris Daykin, Director, Northern Endurance Partnership, said: “This is a landmark moment in the development of CCUS infrastructure and the UK’s ambition to reach net zero emissions by 2050. With joint backing from shareholders and the UK Government, Northern Endurance Partnership is entering its execution phase ahead of start-up expected in 2028”.

Ed Miliband, Secretary of State for Energy Security and Net Zero, said: “This investment launches a new era for clean energy in Britain - boosting energy security, backing industries, and supporting thousands of highly skilled jobs in Teesside and the North East. This is the Government’s mission to make the UK a clean energy superpower in action- replacing Britain’s energy insecurity with homegrown clean power that rebuilds the strength of our industrial heartlands.”

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About Northern Endurance Partnership (NEP)

NEP is the CO2 transportation and storage provider for the East Coast Cluster (ECC). The NEP infrastructure will initially serve the Teesside-based carbon capture projects – NZT Power, H2Teesside and Teesside Hydrogen CO2 Capture – that were selected for first connection to NEP by Department of Energy Security and Net Zero (DESNZ) in March 2023 as part of the UK’s cluster sequencing process for carbon capture usage and storage (CCUS).

NEP has been granted the first Carbon Dioxide Transport and Storage Licence in the UK under the Transportation and storage Regulatory Investment (TRI) regime – a regulatory regime that unlocks private investment in long-term infrastructure by providing incentives and protections in developing a nascent CCUS market in the UK.

NEP has also been granted a CO2 Storage Permit by the North Sea Transition Authority which will enable CO2 injection and storage to commence when the infrastructure is complete.

bp (45%), Equinor (45%), and TotalEnergies (10%) are NEP shareholders.

About TotalEnergies and Carbon Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For residual emissions, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonization of hard-to-abate industrial businesses through projects such as Northern Lights in Norway, Norther Endurance Partnership in the UK, Bayou-Bend in the US, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies in the United Kingdom

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain. As one of the country’s leading oil and gas operators, the Company operates around 30% of the UK Continental Shelf’s gas production, with average daily production of 142,000 barrels of oil equivalent per day (boe/d) in 2023 in company share. TotalEnergies is deploying its Integrated Power strategy in the UK, which combines renewable power production and flexible power generation capacities. Its renewable portfolio in the county includes 1.1 GW of gross installed capacity (Seagreen offshore wind farm) and 4.5 GW under development. It was complemented in 2024 by the acquisition of gas-fired power plants (CCGT) with total output of 1.3 GW. The Company is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector. TotalEnergies also offers EV charging solutions and markets petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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